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                                                             EXHIBIT 11

                        THE BANK OF NEW YORK COMPANY, INC.
                     Computation of Earnings Per Common Share
                      (in millions, except per share amounts)

                                         For the Three Months Ended
                                                 March 31,
                                             1994         1993
                                             ----         ----
Weighted Average Number of Shares of
 Common Stock for Primary Computation        188          184

Shares Assumed to be Issued on Conversion:
   Debentures                                 12           12
   Cumulative Preferred Stock                  2            2
                                           -----        -----
Weighted Average Number of Shares
 of Common Stock Assuming Full Dilution      202          198
                                           =====        =====

Net Income                                 $ 178        $ 134

Dividend Requirements on Preferred Stock       4            7
                                           -----        -----

Net Income Available to Common Shareholders  174          127

Interest on Convertible Debentures,
 Net of Tax                                    2            2

Dividends on Convertible Preferred Stock       1            1
                                           -----        -----
Net Income Available to Common
 Shareholders', Assuming Full Dilution     $ 177        $ 130
                                           =====        =====

Earnings Per Share:
  Primary                                  $0.93        $0.69
  Fully Diluted                             0.87         0.65

Restated to reflect the effect of the 2-for-1 common stock split effective April 22, 1994.

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